UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

SCHERING AKTIENGESELLSCHAFT
(Name of Subject Company)

SCHERING AKTIENGESELLSCHAFT
(Name of Persons Filing Statement)

Ordinary Shares, no par value
(Title of Class of Securities)

DE 0007172009
(ISIN Number of Class of Securities)

American Depositary Shares, evidenced by American Depositary Receipts, each representing one Ordinary Share
(Title of Class of Securities)

806585204
(CUSIP Number of Class of Securities)

Ulrich Grohé, Esq.
Müllerstrasse 178
13353 Berlin
Federal Republic of Germany
Telephone: (011-49−30) 468−1111

(Name, address, and telephone number of person authorized
to receive notices and communications on behalf of the persons filing statement)

Copy to:
Peter S. Wilson, Esq.
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, NY 10019-7475
Telephone: (212) 474-1000

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

News Release

Extraordinary Stockholders’ Meeting of Schering AG in Berlin

Erlen: Very good prospects for Bayer Schering Pharma

•	Stockholders resolve on domination and profit and loss transfer agreement
•	New stockholders’ representatives appointed to the Supervisory Board

Berlin - The stockholders of Schering AG have assembled today, Wednesday, in Berlin for an Extraordinary Stockholders’ Meeting, at which outgoing Management Board Chairman Dr. Hubertus Erlen has appealed for their consent to the domination and profit and loss transfer agreement with Bayer subsidiary Dritte BV GmbH. Also on the agenda are elections to the Supervisory Board to reflect Schering’s new ownership structure. Bayer holds more than 95 percent of the outstanding shares of the Berlin-based pharmaceutical company. The stockholders will also resolve on the announced renaming of Schering AG to “Bayer Schering Pharma Aktiengesellschaft.”

Erlen emphasized that Schering’s business is very healthy and performing well after 155 successful years of independence. At the same time, he said, he was convinced that the recommendation to the stockholders to accept Bayer’s public takeover offer had been the right one. “By merging the pharmaceuticals businesses of Bayer and Schering, we will create a new global company with very good prospects for the future,” Erlen added.

The domination and profit and loss agreement to be voted on is intended to create the basis for realizing commercial, legal and tax advantages and ensuring that outside stockholders are fairly treated. The agreement is also designed to enable the integration of Schering into the Bayer Group to be driven forward, leveraging synergies of EUR 700 million annually.

“Fair offer to Schering stockholders”

The agreement includes a fair offer to Schering’s outside stockholders, Erlen said. Dritte BV GmbH is offering to acquire their shares for one-time cash compensation of EUR 89 per share. The offer will take effect on the day the agreement is entered in the commercial register. The obligation thereunder applies for a limited period of two months from the announcement of the agreement’s entry in the register. The filing of a legal proceeding concerning the adequacy of the amount of the offer consideration would extend the deadline. Stockholders who do not sell their Schering shares will receive an annual net guaranteed dividend of EUR 3.62 per share in lieu of an ordinary dividend. “This is roughly three times as much as our last dividend payment,” Erlen pointed out. This guaranteed dividend would first be paid for the fiscal year in which the agreement becomes effective by being entered in the commercial register. If the agreement is entered this year, therefore, the guaranteed dividend could already be paid for 2006, although any ordinary dividend declared for fiscal 2006 would be deducted.

The following candidates were proposed to the Extraordinary Stockholders’ Meeting for election to the Schering Supervisory Board:
Professor Friedrich Berschauer, Management Board Chairman of Bayer CropScience AG;
Dr. Hubertus Erlen, Management Board Chairman of Schering AG;
Dr. Roland Hartwig, General Counsel of Bayer AG;
Klaus Kühn, Management Board member of Bayer AG;
Achim Noack, Managing Director of Bayer Technology Services GmbH;
Werner Wenning, Management Board Chairman of Bayer AG.

Current Supervisory Board members Dr. Karl-Hermann Baumann and Dr. Reiner Hagemann will remain in office. However, Dr. Giuseppe Vita, Dr. Mathias Döpfner, Professor John A. Dormandy, Professor Dieter Hinzen, Dr. h.c. Martin Kohlhaussen and Detlef Olufs will resign with effect from the end of the Extraordinary Stockholders’ Meeting. It is intended to propose Werner Wenning as Chairman of the new Supervisory Board and Dr. Hubertus Erlen as one of the two vice chairmen.  The existing employee representatives will continue to serve on the Schering Supervisory Board.

New Schering Management Board to be named on Thursday

The day after the Extraordinary Stockholders’ Meeting, the newly elected Supervisory Board will appoint the new Schering Board of Management. This is planned to comprise:
Arthur Higgins (Chairman), Management Board Chairman of Bayer HealthCare AG;
Werner Baumann, Management Board member of Bayer HealthCare AG;
Dr. Ulrich Köstlin, Management Board member of Schering AG;
Dr. Gunnar Riemann, Management Board member of Bayer HealthCare AG;
Prof. Marc Rubin, MD, Management Board member of Schering AG.

The remaining members of the present Schering Management Board - Dr. Karin Dorrepaal, Professor Rainer Metternich and Dr. Jörg Spiekerkötter - will resign their posts with effect from the end of the Extraordinary Stockholders’ Meeting, having chosen not to join the new company.

The stockholders will also vote on the company’s renaming from Schering Aktiengesellschaft to “Bayer Schering Pharma Aktiengesellschaft.” “This name signifies that Schering is now a Bayer Group company, while at the same time preserving the tradition-rich Schering name,” Erlen explained. It is not planned to file for registration of the corresponding amendment to the Articles of Incorporation before December 1, 2006 to give the company time to prepare for the activities connected with the renaming.

The change at first will affect only the company’s name, and thus does not yet involve its merger with the pharmaceuticals business of Bayer HealthCare to form a single legal entity. It is, however, planned to legally combine the two pharmaceuticals businesses under the common umbrella of Bayer Schering Pharma AG, headquartered in Berlin, although it has not yet been decided exactly how and when this will take place.

Erlen concluded his address by thanking Schering employees for their tremendous dedication: “You have done outstanding work, particularly in the takeover situation over the past few months.” On behalf of the entire Management Board, Erlen thanked Schering’s cooperation partners in research and development, along with the stockholders, for the trust they have placed in the company’s management and strategy.

Berlin,	September 13, 2006
ha	(2006-0468-E)

Contact:
Bayer AG:
Günter Forneck, phone +49 214-30-50446
Email: guenter.forneck.gf@bayer-ag.de

Schering AG:
Oliver Renner, phone +49-30-468-12431
Email: oliver.renner@schering.de

Verena von Bassewitz, phone +49-30-468-192206
Email: verena.vonbassewitz@schering.de

 Important information from Bayer AG:

This is neither an offer to purchase nor a solicitation of an offer to sell shares or American depositary shares of Schering AG. At the time of commencement of the mandatory compensation offer, Dritte BV GmbH will file a tender offer statement with the U.S. Securities and Exchange Commission (SEC) with respect to the mandatory compensation offer and Schering AG will file a solicitation/recommendation statement on Schedule 14D-9 with the SEC in respect of the mandatory compensation offer. Investors and holders of shares and American depositary shares of Schering AG are strongly advised to read the tender offer statement and other relevant documents regarding the mandatory compensation offer filed with the SEC when they become available because they will contain important information. Investors and holders of shares and American depositary shares of Schering AG will be able to receive these documents when they become available free of charge at the SEC’s website (http://www.sec.gov), or at the website http://www.bayer.de.

This news release contains certain forward-looking statements based on current assumptions and forecasts made by Bayer Group management. Various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of the company and the estimates given here. These factors include those discussed in our reports files with the Frankfurt Stock Exchange and our reports filed with the SEC (incl. on Form 20-F). Bayer AG and Dritte BV GmbH do not assume any liability whatsoever to update these forward-looking statements or to conform them to future events or developments.

Important information from Schering AG:

Legal Instruction
After the proposed offer of cash compensation by Dritte BV GmbH, a wholly owned subsidiary of Bayer Aktiengesellschaft, in connection with the planned domination and profit and loss transfer agreement between Dritte BV GmbH and Schering Aktiengesellschaft, is made available to Schering Aktiengesellschaft shareholders, Schering Aktiengesellschaft will file with the U.S. Securities and Exchange Commission a solicitation/recommendation statement on Schedule 14D-9 with respect to the offer of cash compensation. Holders of ordinary shares and American depositary shares of Schering Aktiengesellschaft are advised to read such solicitation/recommendation statement when it becomes available because it will contain important information. Holders of ordinary shares and American depositary shares of Schering Aktiengesellschaft will be able to obtain such solicitation/recommendation statement and other filed documents when they become available free of charge at the U.S. Securities and Exchange Commission’s website (http://www.sec.gov) and at Schering Aktiengesellschaft’s website (http://www.schering.de).

Certain statements in this press release that are neither reported financial results nor other historical information are forward-looking statements, including but not limited to, statements that are predictions of or indicate future events, trends, plans or objectives. Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors that could cause actual results and Schering AG’s plans and objectives to differ materially from those expressed or implied in the forward-looking statements. Certain factors that may cause such differences are discussed in our Form 20-F and Form 6-K reports filed with the U.S. Securities and Exchange Commission. Schering AG undertakes no obligation to update publicly or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

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